Exhibit 12.1

THE BLACK & DECKER CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars Except Ratios)

	Nine Months ended October 1, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001

EARNINGS:
Earnings from continuing operations before income taxes (a)	$533.3	$801.1	$588.3	$365.3	$277.0	$121.0
Share of equity income of 50%-or-less owned affiliates, net of distributed income	(12.9)	3.2	(6.5)	12.5	0.7	(10.9)
Interest expense	76.2	81.9	57.9	60.7	84.3	119.0
Dividends on subsidiary preferred shares	—	—	—	5.4	10.7	10.7
Portion of rent expense representative of an interest factor	25.9	33.2	30.9	28.5	27.5	28.0

Adjusted earnings from continuing operations before income taxes and fixed charges	$622.5	$919.4	$670.6	$472.4	$400.2	$267.8

FIXED CHARGES:
Interest expense	$ 76.2	$81.9	$57.9	$60.7	$84.3	$119.0
Dividends on subsidiary preferred shares	—	—	—	5.4	10.7	10.7
Portion of rent expense representative of an interest factor	25.9	33.2	30.9	28.5	27.5	28.0

Total fixed charges	$102.1	$115.1	$88.8	$94.6	$122.5	$157.7

RATIO OF EARNINGS TO FIXED CHARGES	6.1	8.0	7.6	5.0	3.3	1.7

(a)	Our earnings from continuing operations before income taxes for the year ended December 31, 2005 benefited from a $55.0 million favorable settlement of environmental and product liability coverage litigation with an insurer.